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♦ (ALSO ADMITTED IN ENGLAND & WALES) ˜ (ALSO ADMITTED IN ILLINOIS) * (ALSO ADMITTED IN NEW YORK) REGISTERED FOREIGN LAWYER Z. JULIE GAO (CALIFORNIA)	July 25, 2019

VIA EDGAR

Mr. Michael Clampitt

Ms. Jessica Livingston

Mr. David Irving

Mr. Stephen Kim

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                 AMTD International Inc. (CIK No. 0001769731)

Registration Statement on Form F-1 (File No. 333-232224)

Dear Mr. Clampitt, Ms. Livingston, Mr. Irving, and Mr. Kim:

On behalf of our client, AMTD International Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith amendment no. 1 to the Company’s registration statement on Form F-1 (the “Registration Statement”) containing a preliminary prospectus with a price range and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

To facilitate your review, we are separately delivering to you today four courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission on June 20, 2019, as well as two copies of the filed exhibits.

The Company respectfully advises the Staff that the Company plans to commence the road show for the proposed offering shortly after this filing. In addition, the Company plans to request that the Staff declare the effectiveness of the Registration Statement on or about August 2, 2019, and will file joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continuing assistance and support to the Company in meeting the proposed timetable for the offering.

*              *              *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Calvin Choi, Chief Executive Officer, AMTD International Inc.

Philip Yau, Chief Financial Officer, AMTD International Inc.

George Chan, Partner, Ernst & Young

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Benjamin W. James, Esq., Partner, Kirkland & Ellis International LLP